UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42793

ETOILES CAPITAL GROUP CO., LTD

(Registrant’s Name)

Unit 03-04, 25/F, Cosco Tower, 183 Queen’s Road Central,

Sheung Wan, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “EFTY”, “Etoiles Capital”, “we,” “us” and “our” refer to Etoiles Capital Group Co., Ltd and its subsidiaries.

Submission of Matters to a Vote of Security Holders.

On October 15, 2026, Etoiles Capital Group Co., Ltd held the Company’s Annual General Meeting of Shareholders (the “Annual Meeting”) at Unit 03-04, 25/F, Cosco Tower, 183 Queen’s Road Central, Sheung Wan, Hong Kong, and via live webcast. On September 17, 2026 (the “Record Date”), the record date for the Meeting, there were 15,110,000 of the Company’s Class A Ordinary Shares and 0 of the Company’s Class B Ordinary Shares issued and outstanding and entitled to vote at the Meeting. 13,612,525 Class A Ordinary Shares, which represented approximately 90.09% of the votes of the outstanding Class A Ordinary Shares in the Company, of which were represented in person or by proxy. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to ten (10) votes in respect of each Class B Ordinary Share held by such holder on the Record Date. Five items of business were acted upon by the Company’s shareholders at the Meeting, each of which was approved by the shareholders.

1. Shareholders approved the change of Etoiles Capital’s jurisdiction of incorporation from the Cayman Islands to the State of Nevada by way of continuation out of the Cayman Islands and deregistration as an exempted company in the Cayman Islands, and by continuation and domestication as a corporation incorporated under the laws of the State of Nevada (the “domestication”). The voting results were as follows:

For (Class A Ordinary Shares)	For (Class B Ordinary Shares)	Against	Abstain
13,607,224	0	5,301	0

2. Shareholders approved the proposed new certificate of incorporation and an addendum to the proposed new certificate of incorporation of the post-domestication company, Etoiles Capital Nevada, a copy of which is attached to the proxy statement as Annex B1 and Annex B2, respectively, to become effective at the effective time of the domestication and to govern Etoiles Capital Nevada following the domestication, in substitution for the Company’s second amended and restated memorandum and articles of association which currently govern the Company as a Cayman Islands exempted company. The voting results were as follows:

For (Class A Ordinary Shares)	For (Class B Ordinary Shares)	Against	Abstain
13,606,038	0	5,275	1,212

3. Shareholders approved the election of the following persons as Directors of the Company, to serve as directors for three-year terms expiring at the annual general meeting in 2029 and until their successors are duly elected and qualified, whereby (i) Kit Shing, CHEUNG be elected as a director of the Company; (ii) Wesley CHU be elected as a director of the Company; (iii) Yeung Tak, CHEN be elected as a director of the Company; and (iv) Nancy YANG be elected as a director of the Company. The voting results were as follows:

	FOR (Class A Ordinary Shares)	FOR (Class B Ordinary Shares)	AGAINST	ABSTAIN
Kit Shing, CHEUNG	13,604,587	0	1,297	6,641
Wesley CHU	13,607,078	0	1,266	4,181
Yeung Tak, CHEN	13,607,078	0	1,266	4,181
Nancy YANG	13,607,143	0	1,201	4,181

4. Shareholders approved the appointment of SRCO, C.P.A., Professional Corporation as our independent registered public accounting firm for the fiscal year ending December 31, 2026. The voting results were as follows:

For (Class A Ordinary Shares)	For (Class B Ordinary Shares)	Against	Abstain
13,611,013	0	1,500	12

5. Shareholders approved to direct the Chairman of the Annual Meeting to adjourn the Annual Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 – 4 above. The voting results were as follows:

For (Class A Ordinary Shares)	For (Class B Ordinary Shares)	Against	Abstain
13,603,076	0	9,437	12

Regulation FD Disclosure

The Company currently expects to complete the domestication on or around October 19, 2026.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this Current Report on Form 6-K constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of the Company’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements.

Forward-looking statements can be identified by the use of forward-looking terminology including “may,” “believe,” “expect,” “intend,” “anticipate,” “plan,” “should,” “estimate,” “continue,” “potential,” “will,” “hope” or other similar words. These statements discuss future expectations or state other “forward-looking” information, including without limitation statements regarding timing and ability to complete the domestication. You are cautioned not to place undue reliance on any forward-looking statements, which can be affected by assumptions used or by risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. These statements reflect management’s expectations based on currently available information and involve significant risks, uncertainties and assumptions that may cause actual results to differ materially. Factors that may cause such differences include, but are not limited to, the finalization of the Company’s quarter-end results, economic conditions and other factors noted in the Company’s Annual Report on Form 10-K or previous Annual Report on Form 20-F, any Quarterly Reports on Form 10-Q and the other documents that the Company files with the Securities and Exchange Commission. Etoiles Capital disclaims any duty to update and does not intend to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release, except as may be required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Etoiles Capital Group Co., Ltd

Date: October 15, 2026	By:	/s/ Kit Shing, CHEUNG
	Name:	Kit Shing, CHEUNG
	Title:	Director, Chief Executive Officer, and Chairman of the Board of Directors

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